Exhibit 21

Subsidiaries of the Registrant

Parent Company	Subsidiary	Percent Owned	State or Other Jurisdiction of Incorporation
WSFS Financial Corporation	Wilmington Savings Fund Society, Federal Savings Bank	100%	United States
	WSFS Capital Trust, III	100%	Delaware
	Montchanin Capital Management, Inc.	100%	Delaware
Wilmington Savings Fund Society, Federal Savings Bank	WSFS Investment Group, Inc.	100%	Delaware
	257 Olde City LLC	100%	Delaware
	Data Security Solutions, LLC	65%	Delaware
	MAREO Holdings I, LLC	100%	Delaware
	MAREO Holdings II, LLC	100%	Delaware
	Monarch Entity Services, LLC	100%	Delaware
Montchanin Capital Management, Inc.	Cypress Capital Management, LLC	100%	Delaware